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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            CECO ENVIRONMENTAL CORP.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   125141 10-1
                    ----------------------------------------
                                 (CUSIP Number)
                                 Steven I. Taub
                              1325 Centennial Road
                          Narberth, Pennsylvania 19072
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 13, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13-D
                            CECO ENVIRONMENTAL CORP.
                                 STEVEN I. TAUB


                                                          PAGE  2   OF  5  PAGES


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                              CUSIP NO. 125141 10-1
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Steven I. Taub   SS# 078341079
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ] (b) [ ]
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3.       SEC USE ONLY:
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4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
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 NUMBER OF                          7.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         582,500
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     582,500
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  582,500
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):

                  [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.19%


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CUSIP No.                  125141 10-1                   PAGE  3   OF   5  PAGES
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
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--------------------------------------------------------------------------------

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Item     1.                Security and Issuer:

                           Ceco Environmental Corp.
                           505 University Avenue
                           Suite 1400
                           Toronto, Ontario
                           CANADA  M5G 1X3



Item 2.                    Identity and Background:

                           (a)      Steven I. Taub

                           (b)      1027-29 Conshohocken Road
                                    Conshohocken, Pennsylvania  19428-0683

                           (c) President and Chief Executive Officer of Ceco Filters, Inc. ("Filters") 1027-29 Conshohocken Road
                                    Conshohocken, Pennsylvania 19428-0683

                           (d) The reporting person has not been involved or convicted in any criminal proceeding.

                           (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities law.

                           (f)      U.S.A.


Item 3.                    Source and Amount of Funds or Other Consideration:

                           The acquisition of common stock of the issuer was made in consideration of the exchange by the reporting person of 1,165,000 shares of common stock of Filters. The exchange was made on the basis of two shares of common stock of Filters for one share of common stock of the issuer. The reporting person's shares of Filters had originally been purchased with his own funds.


Item 4.                    Purpose of Transaction

                           The reporting persons acquired the 582,500 shares of common stock of the issuer for investment purposes.


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CUSIP No.                  125141 10-1                     PAGE  4  OF  5  PAGES
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                           The reporting person may acquire additional shares of
                           common stock of the issuer in the future.


                           The reporting person does not have any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer, other than the expected grant to the reporting person by the issuer of options to purchase shares of common stock of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any material change in the present capitalization or dividend policy of the issuer;

                  (e) Any other material change in the issuer's business or corporate structure;

                  (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.                    Interest in Securities of the Issuer:

                           (a) The reporting person owns directly and beneficially 582,500 shares of common stock of the issuer. Based on the last Form 10-QSB filed by the issuer, after the transaction being reported, the issuer would have 8,107,048 shares of common stock issued and outstanding. Accordingly, the reporting person owns 7.19% of the issued and outstanding shares of common stock of the issuer.

                           (b) The reporting person has sole power to vote and sole power to dispose of the 582,500 shares of common stock of the issuer.

                           (c) Other than the acquisition of 582,000 shares of common stock of the issuer being reported herein, there have been no transactions effected in the common stock of the issuer by the reporting person during the past sixty days.

                           (d) No persons other than the reporting person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 582,500 shares of common stock of the issuer.



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CUSIP No.                  125141 10-1                    PAGE  5  OF  5   PAGES
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                           (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                           Issuer:

                           The reporting person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the issuer nor is the reporting person aware of any contracts, arrangements, understandings or relationship with respect to the shares of common stock of the issuer.

Item 7.                    Material to be Filed as Exhibits.

                           None.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       10/15/97                             /S/ Steven I. Taub
_________________________                   ____________________________________
         Date                               Signature

                                            Steven I. Taub, Vice President
                                            ____________________________________
                                            Name and Title